Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209128

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.
SUPPLEMENT NO. 6 DATED FEBRUARY 19, 2019
TO THE PROSPECTUS DATED OCTOBER 1, 2018
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT III), Inc. dated October 1, 2018, Supplement No. 3 dated November 26, 2018, which superseded and replaced all previous supplements, Supplement No. 4 dated December 12, 2018, and Supplement No. 5 dated January 7, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the determination of an estimated per share net asset value for our shares of common stock;
(2)	the revised distribution reinvestment plan price; and
(3)	updates to our share redemption price.

PROSPECTUS UPDATES
Determination of an Estimated Per Share Net Asset Value
The following information supersedes and replaces the section of our prospectus captioned “Description of Shares – Valuation Policy” beginning on page 139 of the prospectus and all similar discussions appearing throughout the prospectus, and supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment by Tax-Exempt Entities and ERISA Considerations – Annual or More Frequent Valuation Requirements” beginning on page 164 of the prospectus.
Overview
Based on the recommendation from a valuation committee comprised of our independent directors (the Valuation Committee), on February 13, 2019, our board of directors unanimously approved and established an estimated per share net asset value (NAV) of our Class A and Class T common stock of $8.60 based on an estimated market value of our assets less the estimated market value of our liabilities, divided by the total number of Class A and Class T shares outstanding, as of December 31, 2018. There have been no material changes between December 31, 2018 and the date of this filing that would impact the overall estimated NAV per share. We are providing this estimated per share NAV to assist broker-dealers that participated in our public offering in meeting their customer account statement reporting obligations under National Association of Securities Dealers Conduct Rule 2340. The estimated per share NAV will first appear on stockholder account statements for the quarter ended March 31, 2019. This is the first time that our board of directors has determined an estimated per share NAV of our common stock. Going forward, we intend to publish an updated estimated per share NAV on at least an annual basis.
Process
In determining the estimated per share NAV, our board of directors considered information and analysis including valuation materials that were provided by Cushman & Wakefield of Illinois, Inc., Valuation & Advisory group (Cushman & Wakefield), information provided by our advisor, Cole Corporate Income Management III, LLC (CCI III Management), and the estimated per share NAV recommendation made by the Valuation Committee. Cushman & Wakefield is an independent third-party real estate advisory and consulting firm that was engaged by us to (1) estimate market values for any property with greater than eight years of remaining lease term using a direct capitalization approach, and (2) perform a discounted cash flow valuation for any of our properties with fewer than eight years of remaining lease term, as further described below. Cushman & Wakefield relied upon our determination of the estimated fair market value of our debt.
The engagement of Cushman & Wakefield was approved by the Valuation Committee. Cushman & Wakefield’s scope of work was conducted in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute. All members of the Cushman & Wakefield engagement team who certified the methodologies and assumptions applied by us hold a Member of Appraisal Institute (MAI) designation. In January 2016, Cushman & Wakefield was engaged by Cole Office & Industrial REIT (CCIT II), Inc. (CCIT II), another real estate program sponsored by our sponsor, to assist its board of directors in determining the estimated per share NAV of CCIT II and was later engaged by CCIT II in December 2016 and December 2017 to assist its board of directors in determining updated estimated per share NAVs. During the past three years, Cushman & Wakefield has also been engaged by CIM Group, LLC to perform appraisals and/or valuations with respect to certain companies and properties in which CIM Group, LLC has invested. Other than its engagements with CIM Group, LLC and CCIT II, Cushman & Wakefield does not have any direct interests in any transaction with us or our advisor or its affiliates, and has not performed any other services for us or our advisor or its affiliates during the past two years.
The analysis provided by Cushman & Wakefield included a range of NAVs of our shares, and our board of directors believes that the use of the “NAV Methodology,” as discussed below, as the primary or sole indicator of value has become widely accepted as a best practice in the valuation of non-listed REIT shares, and therefore our board of directors determined to use the NAV Methodology in establishing the estimated per share NAV. Based on these considerations, the Valuation Committee recommended and our board of directors established an estimated per share NAV of our Class A and Class T common stock, as of December 31, 2018, of $8.60 per share, which was the approximate mid-point of the $8.04 to $9.19 per share valuation range calculated by Cushman & Wakefield using the NAV Methodology. The valuation was performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs. Our board of directors is ultimately and solely responsible for the establishment of the estimated per share NAV.
Valuation Methodology
In preparing its valuation materials and in reaching its conclusions as to the reasonableness of the methodologies and assumptions used by us to value our assets, Cushman & Wakefield, among other things:

•	investigated numerous sales in the properties’ relevant markets, analyzed rental data and considered the input of buyers, sellers, brokers, property developers and public officials.

•
reviewed and relied upon data provided by us regarding the size, year built, construction quality and construction type of the properties in order to understand the characteristics of the existing improvements and underlying land;

•	reviewed and relied upon data provided by us regarding lease summaries, real estate taxes and operating expense data for the properties;

•	reviewed and relied upon balance sheet items provided by us such as cash and other assets, as well as debt and other liabilities;

•
researched the market by means of publications, public and private databases and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on the properties; and

•	performed such other analyses and studies, and considered such other factors, as Cushman & Wakefield considered appropriate.
Cushman & Wakefield utilized two approaches pursuant to the NAV Methodology in valuing our real estate assets that are commonly used in the commercial real estate industry. The following is a summary of the NAV Methodology and the valuation approaches used by Cushman & Wakefield:
NAV Methodology – The NAV Methodology determines the value of our company by determining the estimated market value of our entity level assets, including real estate assets, and subtracting the market value of our entity level liabilities, including our debt. The materials provided by Cushman & Wakefield to estimate the value of the real estate assets were prepared using discrete estimations of “as is” market valuations for each of the properties in our portfolio using the income capitalization approach as the primary indicator of value and the sales comparison approach as a secondary approach to value, as discussed in greater detail below. From the aggregate values of the individual properties, Cushman & Wakefield made adjustments to reflect balance sheet assets and liabilities. The resulting amount, which is our estimated NAV, is divided by the total number of shares of Class A and Class T common stock outstanding to determine the estimated per share NAV. Cushman & Wakefield also reviewed our methodology for estimating fair market adjustments to the debt and determined that the approach was reasonable.
Determination of Estimated Market Value of Our Real Estate Assets Under the NAV Methodology
Income Capitalization Approach – The income capitalization approach first determines the income-producing capacity of a property by using contract rents on existing leases and by estimating market rent from rental activity at competing properties. Deductions are then made for vacancy and collection loss and operating expenses. The net operating income (NOI) developed in Cushman & Wakefield’s analysis is the balance of potential income remaining after vacancy, collection loss and operating expenses. This NOI was then capitalized at an appropriate rate to derive an estimate of value (the Direct Capitalization Method) or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis (the DCF Method). Thus, two key steps were involved: (1) estimating the NOI applicable to the subject property and (2) choosing appropriate capitalization rates and discount rates.

Cushman & Wakefield utilized the Direct Capitalization Method for the property in our portfolio with more than eight years remaining on its existing lease, and the DCF Method for the other property.
The following summarizes the range of capitalization rates Cushman & Wakefield used to arrive at the estimated market value for our property that was valued using the Direct Capitalization Method:

	Range	Mid-Point
Overall Capitalization Rate	6.25% - 6.75%	6.50%
The following summarizes the range of terminal capitalization rates, discount rates and implied overall capitalization rates Cushman & Wakefield used to arrive at the estimated market value for our property that was valued using the DCF Method:

	Range	Mid-Point
Terminal Capitalization Rate	7.50% - 8.50%	8.00%
Discount Rate	8.00% - 9.00%	8.50%
Implied Overall Capitalization Rate	7.68% - 8.22%	7.95%
Our board of directors believes that the assumptions employed by Cushman & Wakefield in the income capitalization approach are reasonable and within the ranges used for properties that are similar to our properties and held by investors with similar expectations to our investors. However, a change in the assumptions would impact the calculation of the value of our investments in real estate. For example, assuming all other factors remain unchanged, an increase of 25 basis points in the capitalization rates determined for our property valued using the Direct Capitalization Method, together with an increase of 50 basis points in the discount rates used for our property valued using the DCF Method, would result in a decrease of $0.56 per share from the approximate mid-point of Cushman & Wakefield’s valuation range, while a corresponding basis point decrease in these rates would result in an increase of $0.59 per share from the approximate mid-point of the valuation range. Further, each of these assumptions could change by more than 25 or 50 basis points, respectively, or not change at all.
Sales Comparison Approach – The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as the price for comparable improved properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes.
Utilizing the NAV Methodology, including use of the two approaches to value our real estate assets noted above, and dividing by the approximately 3.2 million shares of our Class A and Class T common stock outstanding on December 31, 2018, resulted in an estimated valuation range of $8.04 to $9.19 per share, with a base value or approximate mid-point of $8.60.
Cushman & Wakefield prepared and provided to us a report containing, among other information, a range of net asset values for our common stock as of December 31, 2018 (the Valuation Report). On February 13, 2019, the Valuation Committee conferred with Cushman & Wakefield regarding the methodologies and assumptions used in the Valuation Report, and discussed the Valuation Report and related issues with our advisor. In determining a recommended per share NAV, the Valuation Committee considered the analysis provided by Cushman & Wakefield and the range of values Cushman & Wakefield determined, input from our advisor regarding the nature and characteristics of the real estate assets in the portfolio, and general real estate market conditions. Based upon this information, the Valuation Committee determined to recommend to our board of directors an estimated per share NAV of $8.60 for Class A and Class T shares, which was the approximate mid-point of the range determined by Cushman & Wakefield. The Board thereafter unanimously approved the Valuation Committee’s recommendation.

The table below sets forth the calculation of our estimated per share NAV for Class A and Class T shares as of December 31, 2018 (dollars in thousands, except per share values):

	Estimated NAV	Estimated Per Share NAV
Investment in Real Estate Assets	$51,344	$16.19
Other Assets	1,234	0.39
Total Assets	52,578	16.58

Notes Payable and Credit Facility	24,267	7.65
Other Liabilities	1,027	0.32
Total Liabilities	25,294	7.97
Total Estimated Value as of December 31, 2018	$27,284	$8.60
Shares Outstanding (in thousands)	3,172
Exclusions from Estimated Per Share NAV
The estimated per share NAV recommended by the Valuation Committee and approved by our board of directors does not reflect any “portfolio premium,” nor does it reflect our enterprise value, which may include a premium or discount to NAV for:

•	the size of our portfolio, as some buyers may pay more for a portfolio compared to prices for individual investments;

•	the overall geographic and tenant diversity of the portfolio as a whole;

•
the characteristics of our working capital, leverage, credit facilities and other financial structures where some buyers may ascribe different values based on synergies, cost savings or other attributes;

•	certain third-party transaction or other expenses that would be necessary to realize the value;

•	services being provided by personnel of CCI III Management under the advisory agreement and our potential ability to secure the services of a management team on a long-term basis; or

•	the potential difference in per share NAV if we were to list our shares of common stock on a national securities exchange.
In addition, because the estimated per share NAV is intended to reflect our estimated value on the date that the per share NAV is determined, the estimated per share NAV of $8.60 for Class T shares does not reflect any obligation to pay future distribution and stockholder servicing fees that may potentially become payable after the December 31, 2018 valuation date. As a result, the estimated liability for future distribution and stockholder servicing fees, which is accrued at the time each share is sold, has no effect on the per share NAV for Class T shares.
Limitations of the Estimated Per Share NAV
As with any valuation methodology, the NAV Methodology used by our board of directors in reaching an estimate of the per share NAV of our shares is based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different valuation methods, estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the per share NAV of our shares. In addition, our board of directors’ estimate of the per share NAV is not based on the book values of our real estate, as determined by generally accepted accounting principles, as our book value for most real estate is based on the amortized cost of the property, subject to certain adjustments.
Furthermore, in reaching an estimate of the per share NAV of our shares, our board of directors did not include a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party. In addition, although selling costs were used by Cushman & Wakefield in the individual valuation of our property using the DCF Method, other costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy involves a listing of our shares of common stock on a national securities exchange, a merger, or a sale of our portfolio, were not included in our board of directors’ estimate of the per share NAV of our shares.
As a result, there can be no assurance that:

•	stockholders will be able to realize the estimated per share NAV upon attempting to sell their shares; or

•	we will be able to achieve, for our stockholders, the estimated per share NAV upon a listing of our shares of common stock on a national securities exchange, a merger, or a sale of our portfolio.
Furthermore, the estimated per share NAV of our shares was calculated as of a particular point in time. The per share NAV of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and changes in the real estate and capital markets.

Additional Information Regarding Engagement of Cushman & Wakefield
Cushman & Wakefield’s valuation materials were addressed solely to us in connection with the approval by our board of directors of an estimated per share NAV of our common stock as of December 31, 2018. Cushman & Wakefield’s valuation materials provided to us do not constitute a recommendation to purchase or sell any shares of our common stock or other securities. The estimated per share NAV of our common stock may vary depending on numerous factors that generally impact the price of securities, our financial condition and the state of the real estate industry more generally, such as changes in economic or market conditions, changes in interest rates, changes in the supply of and demand for commercial real estate properties and changes in tenants’ financial condition.
In connection with its review, while Cushman & Wakefield reviewed the information supplied or otherwise made available to it by us for reasonableness, Cushman & Wakefield assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Cushman & Wakefield, Cushman & Wakefield assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, and relied upon us to advise Cushman & Wakefield promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.
In preparing its valuation materials, Cushman & Wakefield did not, and was not requested to, solicit third party indications of interest for our company in connection with possible purchases of our securities or the acquisition of all or any part of our company.
In performing its analyses, Cushman & Wakefield made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Cushman & Wakefield and us. The analyses performed by Cushman & Wakefield are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not reflect the prices at which properties may actually be sold, and such estimates are inherently subject to uncertainty. As stated above, our board of directors considered other factors in establishing the estimated per share NAV of our common stock in addition to the materials prepared by Cushman & Wakefield. Consequently, the analyses contained in the Cushman & Wakefield materials should not be viewed as being determinative of our board of directors’ estimate of the per share NAV of our common stock.
Cushman & Wakefield’s materials were necessarily based upon market, economic, financial and other circumstances and conditions existing at December 31, 2018, and any material change in such circumstances and conditions may have affected Cushman & Wakefield’s analysis, but Cushman & Wakefield does not have, and has disclaimed, any obligation to update, revise or reaffirm its materials as of any date subsequent to December 31, 2018.
For services rendered in connection with and upon the delivery of its valuation materials, we paid Cushman & Wakefield a customary fee. The compensation Cushman & Wakefield received was based on the scope of work and was not contingent on an action or event resulting from analyses, opinions, or conclusions in its valuation materials or from its use. In addition, Cushman & Wakefield’s compensation for completing the valuation was not contingent upon the development or reporting of a predetermined value or direction in value that favors us, the amount of the estimated value, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of the valuation materials. We also agreed to reimburse Cushman & Wakefield for its expenses incurred in connection with its services, and will indemnify Cushman & Wakefield against certain liabilities arising out of its engagement.
Revised Distribution Reinvestment Plan Price
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary – Distribution Reinvestment Plan” on page 22 of the prospectus and “Summary of Distribution Reinvestment Plan” beginning on page 141 of the prospectus, and all similar discussions appearing throughout the prospectus, as appropriate.
Pursuant to the terms of our distribution reinvestment plan currently in effect, distributions will be reinvested in shares of our Class A and Class T common stock at a price equal to the most recently disclosed estimated per share NAV, less the aggregate distributions per Class A share and Class T share of any net sale proceeds from the sale of one or more of our assets or other special distributions so designated by our board of directors. Accordingly, commencing on February 13, 2019, shares issued pursuant to our distribution reinvestment plan will be issued for $8.60 per share for shares of both Class A and Class T common stock, until such time as our board of directors determines a new estimated per share NAV.

A participant may terminate participation in the distribution reinvestment plan at any time by delivering a written notice to the administrator. To be effective for any monthly distribution, such termination notice must be received by the administrator at least 10 days prior to the last day of the month to which the distribution relates. Any notice of termination should be sent by mail to Shareholder Relations Department, 2325 East Camelback Road, 10th Floor, Phoenix, Arizona 85016.
Stockholders who presently participate in the distribution reinvestment plan do not need to take any action to continue their participation in the distribution reinvestment plan.
Share Redemption Program
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary – Share Redemption Program” on page 23 of the prospectus and “Description of Shares – Share Redemption Program” on page 136 of the prospectus, and all similar discussions appearing throughout the prospectus, as appropriate.
In accordance with our share redemption program, the per share redemption price will equal the per share value shown on stockholders’ most recent customer account statements. As a result of our board of directors’ determination of an estimated per share NAV of our shares of common stock, commencing on February 13, 2019, the estimated per share NAV for Class A and Class T shares of $8.60 will be the per share value shown on stockholders’ most recent customer account statements and therefore will be the per share redemption price for purposes of the share redemption program, until such time as our board of directors determines a new estimated per share NAV.

CCIT3-SUP-6C